# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ICZOOM Group Inc., CIK 0001854572
CUSIP: G4760B100
Title of class of securities: Class A Ordinary Shares, par value $0.16 per share
Address of issuer's principal executive offices: Room 3801, Building A, Sunhope e METRO,, No. 7018 Cai Tian Road Futian District,, Guangdong, China (F4), 518000
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001436226

## Reporting persons
- Xuyan Development Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,719,500; shared voting power 0; sole dispositive power 1,719,500; shared dispositive power 0; aggregate amount beneficially owned 1,719,500 (14.3% of the class)
  Comment: (1) Represents 1,719,500 Class B ordinary shares, par value $0.16 per share (the "Class B Ordinary Shares") of ICZOOM Group Inc. (the "Issuer") directly held by Xuyan Development Limited, a British Virgin Islands company ("Xuyan Development"), which is wholly owned by Mr. Lei Xia ("Mr. Xia"). Accordingly, Mr. Xia is deemed to have voting, dispositive or investment powers over Xuyan Development. Each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Shares entitles to 10 votes. Xuyan Development maintains the right to convert its Class B Ordinary Shares into Class A ordinary shares, par value $0.16 per share of the Issuer (the "Class A Ordinary Shares") at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.
  
  (2) Based on an aggregate of 12,018,110 Class A Ordinary Shares, including (i) 8,188,610 Class A Ordinary Shares issued and outstanding as of the date hereof, and (ii) 3,829,500 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares.
- Lei Xia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,219,500; shared voting power 0; sole dispositive power 2,219,500; shared dispositive power 0; aggregate amount beneficially owned 2,219,500 (18.5% of the class)
  Comment: (1) Represents (i) 1,719,500 Class B Ordinary Shares held by Xuyan Development, (ii) 250,000 Class B Ordinary Shares directly held by Mr. Xia, and (iii) 250,000 Class A Ordinary Shares issued upon exercise of options on September 5, 2024. Each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Shares entitles to 10 votes. Mr. Xia maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in his sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.
  
  (2) Based on an aggregate of 12,018,110 Class A Ordinary Shares, including (i) 8,188,610 Class A Ordinary Shares issued and outstanding as of the date hereof, and (ii) 3,829,500 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares.

## Item 1. Issuer
Name of issuer: ICZOOM Group Inc.
Address of issuer's principal executive offices: Room 3801, Building A, Sunhope e METRO, No. 7018 Cai Tian Road Futian District, Shenzhen, Guangdong, China, 518000

## Item 2. Person Filing
Name of person filing:
(i) Xuyan Development Limited

(ii) Lei Xia
Address of principal business office or, if none, residence:
(i) Xuyan Development Limited: c/o ICZOOM Group Inc., Room 3801, Building A, Sunhope e METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China, 518000

(ii) Lei Xia: c/o ICZOOM Group Inc., Room 3801, Building A, Sunhope e METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen, Guangdong, China, 518000
Citizenship:
(i) Xuyan Development Limited: a company incorporated in the British Virgin Islands

(ii) Lei Xia: The United State of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Xuyan Development Limited: 1,719,500 Class B Ordinary Shares directly held by Xuyan Development.

(ii) Lei Xia: 2,219,500, including (1) 1,719,500 Class B Ordinary Shares held by Xuyan Development, (ii) 250,000 Class B Ordinary Shares directly held by Mr. Xia, and (3) 250,000 Class A Ordinary Shares issued upon exercise of options on September 5, 2024.
Percent of class:
(i) Xuyan Development Limited: 14.3%

(ii) Lei Xia: 18.5%
Sole power to vote or to direct the vote:
Xuyan Development Limited: 1,719,500

Lei Xia: 2,219,500
Shared power to vote or to direct the vote:
Xuyan Development Limited: 0

Lei Xia: 0
Sole power to dispose or to direct the disposition:
Xuyan Development Limited: 1,719,500

Lei Xia: 2,219,500
Shared power to dispose or to direct the disposition:
Xuyan Development Limited: 0

Lei Xia: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
1 Joint Filing Agreement, dated February 13, 2026

## Signatures
- Xuyan Development Limited: /s/ Lei Xia, Lei Xia/Sole Shareholder (02/13/2026)
- Lei Xia: /s/ Lei Xia, Lei Xia (02/13/2026)